Exhibit 99.1

Rogers Communications announces CFO transition

Tony Staffieri leaving Rogers effective September 29, 2021

Paulina Molnar has been appointed interim CFO

Shaw transaction continues to move forward as previously expected

Company results to be reported October 21; results to be in-line with outlook provided on July 21, 2021

TORONTO, September 29, 2021 – Rogers Communications announced today that Tony Staffieri, the company’s Chief Financial Officer is leaving Rogers effective September 29, 2021. Paulina Molnar has been appointed interim CFO.

“On behalf of the Rogers team, I thank Tony for the many contributions he made to our company including ensuring the integrity of our financial reporting over the nearly ten years he served as our CFO,” said Joe Natale, President and CEO of Rogers Communications Inc. “We wish him well in his future endeavours and look forward to building on the strong foundation he helped lay for us.”

Paulina Molnar will assume the role of interim CFO. She has been with Rogers for 16 years and is currently Senior Vice President, Controller and Risk Management. She brings 26 years of industry experience to the interim CFO role including Financial Controller, Business Support, Internal Audit, Enterprise Risk Management, Business Continuity and Corporate Security.

Rogers Communications Inc. will host its third quarter 2021 financial results on Thursday, October 21, 2021 at 8:00 a.m. E.T. with the investment community. Results to be in-line with the outlook provided on July 21, 2021.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians every day. Our founder, Ted Rogers, purchased his first radio station, CHFI™, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Regarding Forward Looking Statements

This news release includes forward-looking statements within the meaning of applicable securities laws, including statements about expected results and the potential outcome of the proposed transaction with Shaw Communications Inc. By their nature, forward-looking statements require Rogers to make assumptions and predictions and are subject to inherent risks and uncertainties and other factors (many of which are beyond our control) which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Except as required by law, Rogers disclaims any intention or obligation to update or revise forward-looking statements.

Media contact	Investment community contact
Rogers Media Relations	Paul Carpino
media@rci.rogers.com	paul.carpino@rci.rogers.com
1-844-226-1338	647.435.6470